SPECIMEN
                         Automatic Reinsurance Agreement



                                     Between


                           TRAVELERS INSURANCE COMPANY
                               and its Subsidiary
                       TRAVELERS LIFE AND ANNUITY COMPANY
                              Hartford, Connecticut
           (Hereinafter referred to collectively as the CEDING COMPANY



                                       and

                          [ ] RE LIFE INSURANCE COMPANY
                                  now known as
                          [ ] LIFE REINSURANCE COMPANY
                            as of September 14, 2000
                               New York, New York

                   (hereinafter referred to as the REINSURER)




                           Effective November 1, 1999







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Contents


Articles                                                                    Page
I.            Scope of Agreement                                             3
II.           Commencement and Termination of Liability                      4
III.          Oversights and Clerical Errors                                 5
IV.           Net Amount at Risk                                             6
V.            Reinsurance Premiums                                           7
VI.           Reinsurance Administration                                     8
VII.          Settlement of Claims                                           9
VIII.         Reinsurance Credit                                             11
IX.           Recapture Privileges                                           12
X.            Inspection of Records                                          13
XI.           Insolvency                                                     14
XII.          Negotiation                                                    15
XIII.         Arbitration                                                    16
XIV.          Right to Offset Balances Due                                   17
XV.           Contract and Program Changes                                   18
XVI.          Confidentiality                                                19
XVII.         Miscellaneous                                                  20
XVIII.        Severability                                                   21
XIX.          DAC Tax                                                        22
XX.           Duration of Agreement                                          23
XXI.          Execution of Agreement                                         24






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All provisions of this Agreement are subject to the laws of the State of
Delaware



                                    ARTICLE I
                               SCOPE OF AGREEMENT


A. On and after the 1st day of November 1999, the CEDEING COMPANY shall automatically reinsure with the REINSURER and the REINSURER shall automatically accept, a quota-share percentage (defined in Schedule A) of the mortality net amount at risk (MNAR) as defined Article IV, generated prior to termination (defined in Article II) by the Guaranteed Minimum Death Benefit provisions within the variable annuity contracts issued by the CEDING COMPANY as set forth in Schedule A.

B. The REINSURER's maximum aggregate VNAR (defined in Article IV) claim payment in any one calendar year shall not exceed two-hundred (200) basis points of the REINSURER'S quota-share percentage of the average aggregate account value over each respective calendar year of coverage. This average shall be calculated by way of a trapezoidal rule as shown in
       Exhibit III.

C. The REINSURER's annual aggregate SCNAR (defined in Article IV) claim payment has no independently calculated annual aggregate claim limit.

D. The REINSURER'S maximum MNAR (defined in Article IV) claim payment on any individual life reinsured hereunder shall be limited to one-million dollars ($1,000,000) multiplied by the quota-share percentage reinsured by the REINSURER, except for contracts where the account value at any month end has ever exceeded three million dollars. For these contracts the maximum MNAR claim payment on any individual life reinsured hereunder shall be limited to two million five hundred thousand dollars ($2,500,000) multiplied by the quota share percentage reinsured by the REINSURER.

E. This Agreement covers only the CEDING COMPANY's liability for claims paid under variable annuity contract forms specified in Schedule A and supported by investment funds specified in Schedule B and its Amendments, that were reviewed by the REINSURER prior to their issuance.





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                                   ARTICLE II
                    COMMENCEMENT AND TERMINATION OF LIABILITY


A. On reinsurance ceded under the terms of this Agreement, the liability of the REINSURER shall commence simultaneously with that of the CEDING COMPANY. The liability under this Agreement will terminate either in accordance with the Duration of Agreement provisions of this Agreement as stated in Article XX, or, for an individual contract, upon the earliest of the following occurrences defined in the contract(s) reinsured hereunder


       1.   the date the owner elects to fully annuitize

       2.   full surrender or termination of the contract

       3. the death of the owner or annuitant where such death triggers the payment of a death benefit

       4. attainment of the maximum annuitization age (as described in the policy forms shown in Schedule A)

B. The REINSURER shall be liable lo reimburse claims only on those deaths where the date of death is on or after November 1. 1999, in accordance with Article VII.







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                                   ARTICLE III
                         OVERSIGHTS AND CLERICAL ERRORS



A. Should either the CEDING COMPANY or the RESINURER fail to comply with any of the terms of this Agreement, and if this is shown to be unintentional and the result of a misunderstanding, oversight or clerical error on the part of either the CEDING COMPANY or the REINSURER, then this Agreement shall not be deemed abrogated thereby but both companies shall be restored to the positions they would have occupied had no such oversight, or clerical error occurred. Such conditions are to be reported and corrected promptly after discovery.

B. If the CEDING COMPANY or the REINSURER discovers that the CEDING COMPANY did not cede reinsurance on a contract it should have reinsured under this Agreement, the CEDING COMPANY will take reasonable and necessary steps to ensure that similar oversights do not recur. Then this Agreement shall not be deemed abrogated thereby, but both companies shall be restored to the positions they would have occupied had the CEDING COMPANY ceded such reinsurance at the original date. If the REINSURER receives no evidence that the CEDING COMPANY has taken action to remedy such a situation, the REINSURER reserves the right to limit its liability to reported contracts only.

C. Any negligent or deliberate acts or omissions by the CEDING COMPANY regarding the insurance or reinsurance provided are the responsibility of the CEDING COMPANY and its liability insurer, if any, but not that of the REINSURER. The previous sentence does not negate the REINSURER's liability under Article VII, Settlement of Claims, of this Agreement. Any negligent or deliberate acts or omissions by the REINSURER regarding the reinsurance provided are the responsibility of the REINSURER and its liability insurer, if any, but not that of CEDING COMPANY.






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                                   ARTICLE IV
                               NET AMOUNT AT RISK


A. The mortality net amount at risk for each variable annuity contract reinsured hereunder shall be equal to the following:

       Mortality Net Amount at Risk (MNAR) = VNAR + SCNAR where:

       o VNR = Maximum (a, b) multiplied by the quota-share percentage (defined in Schedule A) where a = (Contractual Death Benefit - Account Value) b = 0

       o  SCNAR = (Surrender Charges) multiplied by the quote-share percentage

B. The death benefit and the surrender charges will be as described in the variable annuity contract forms specified in Schedule A.






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                                    Article V
                              Reinsurance Premiums


A. The reinsurance premiums is an asset-based premium rate which is applied to the average aggregate account value in force over the reporting period multiplied by the quota-share percentage reinsured by the REINSURER. The reporting period is monthly. For contracts where the Account Value at any month end has ever equaled or exceeded three million dollars ($3,000,000) the reinsurance premium shall be as described in Paragraph C of this
       Article V.

B. The annualized reinsurance premium rates are shown in Exhibit I and are expressed in terms of basis points. In practice, they shall be applied on a monthly basis by utilizing one-twelfth (1/12th) of the annualized rates.

C. For contracts where the Account Value at any month end has ever equaled or exceeded three million dollars ($3,000,000) the reinsurance premium shall equal a monthly YRT rate subject to a minimum and maximum asset--based premium rate. The monthly YRT rate which is applied to the average MNAR over the reporting period on a life-by-life basis (subject to the maximum MNAR set forth within this Paragraph C) is equal to one-twelfth (1/12th ) of one-hundred percent (100%) of the 1994 Variable Annuity MGDB Mortality Table (Exhibit II) which is the 1994 GAM Basic Table increased by ten percent (10%) for margins and contingencies, without projection (see Exhibit II). The minimum premium rate shall be equal to the current asset--based reinsurance premiums as described in Paragraph A and Paragraph B above and as set forth in Exhibit I, and the maximum premium rate shall be equal to 2.25 times the minimum premium rate. The minimum and maximum premium rates are calculated on an aggregate basis. Thus the total reinsurance premium due for this category of policies is the sum of the individual YRT premiums subject to the aggregate minimum and maximum premiums.

       For these contracts, the REINSURER's liability on any one life shall be limited to two million five hundred thousand dollars ($2,500,000) multiplied by the quota-share percentage reinsured by the REINSURER.

D. The total reinsurance premium due and payable in any month shall at least equal one-thousand-five-hundred dollars ($1,500).

E. The YRT rate shall be based on the oldest person of a multiple life-status.

F. The reinsurance premium structure described above shall remain in effect as long as the death benefit design, contract fees, mortality and expense charges, administration fees and surrender charges in effect at the inception of this Agreement remain unchanged.





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                                   Article VI
                           Reinsurance Administration

A. Within thirty (30) days of the end of each calendar month, the CEDING COMPANY will furnish the REINSURER with a seriatim electronic report as detailed in Schedule C, for each contract specified in Schedule A, valued as of the last day of that month.

B. Additionally, within thirty (30) days of the end of each calendar month, the CEDING COMPANY will furnish the REINSURER with a separate paper report summarizing the following:

       1. reinsurance premiums due the REINSURER separate for each premium class as shown in Exhibit I

       2. benefit claim reimbursements due the CEDING COMPANY in total and split by VNAR and SCNAR

C. If the net balance is due the REINSURER, the amount due shall be remitted with the report statement. If the net balance is due the CEDING COMPANY, the REINSURER shall remit the amount to the CEDING COMPANY within ten
       (10) days of receipt of the report.

D. Furthermore, the REINSURER will use the summary data in Schedule C to calculate and monitor its maximum annual aggregate VNAR liability throughout the calendar year. Upon the receipt of the final report for the calendar year, the REINSURER will "true-up' benefit claim reimbursements, if necessary, from the prior calendar year.

E.     Other

       1. The REINSURER reserves the right to charge interest [if (a) or (b) below occur] based on the ninety (90) day Federal Government Treasury Bill as first published by the Wall Street Journal in the month following the end of the hilling period plus fifty (50) basis points. The method of calculation shall be simple interest (360-day year).

              (a) premiums are not paid within sixty (60) days of the due date referenced in Paragraph B.1. of this Article
              (b) premiums for first year business are not paid within one-hundred-eighty (180) days of the effective date of the policy

       2. The REINSURER will have the right to terminate this Agreement when premium payments are more than ninety (90) days past due by giving ninety (90) days' written notice of termination to the CEDING COMPANY. As of the close of the last day of this ninety (90) day notice period, the REINSURER's liability for all risks reinsured associated with the defaulted premiums under this Agreement will terminate. The first day of the ninety (90) day notice of termination will be the day the notice is received in the mail by the CEDING COMPANY or if the mail is not used, the day it is delivered to the CEDING COMPANY. If all premiums in default are received within the ninety (90) day time period, the Agreement will remain in effect.

       3. Payments between the CEDING COMPANY and the REINSURER may be paid net of any amount due and unpaid under this Agreement.




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                                   Article VII
                              Settlement of Claims

A. The claims, as set forth in Article IV, that are eligible for reimbursement are only those that the CEDING COMPANY is contractually required to pay on deaths that occur on or after the Effective Date of this Agreement and subject to benefit limitations as described in Article I.

B. In the event the CEDINC Company provides satisfactory proof of claim liability to the REINSURER, claim settlements made by the CEDING COMPANY shall be unconditionally binding on the REINSURER. In every case of claim, copies of the proofs obtained by the CEDING COMPANY will be taken by the REINSURER as sufficient

C. Within thirty (30) days of the end of each calendar month, the CEDING COMPANY shall notify the REINSURER of the reinsured contractual death benefits paid in that month, based on the net amount at risk definition set forth in Article IV, and the REINSURER shall reimburse the CEDING COMPANY, as provided in Article VI, for the reinsured benefits.

D. Settlements by the REINSURER shall be a lump sum regardless of the mode of payment made by the CEDING COMPANY.

E. In no event will the REINSURER participate in punitive or compensatory damages, which are awarded against the CEDING COMPANY as a result of an act, omission or course of conduct committed solely by the CEDING COMPANY in connection with the insurance reinsured under this Agreement. The REINSURER shall, however, pay its share of statutory penalties awarded against the CEDING COMPANY in connection with insurance reinsured under this Agreement if the REINSURER elected to join in the contest of the coverage in question.

       The parties recognize that circumstances may arise in which equity would require the REINSURER, to the extent permitted by law, to share proportionately in certain assessed situations in which the REINSURER was an active party and directed, consented to, or ratified the act, omission or course of conduct of the CEDING COMPANY which ultimately resulted in the assessment of the extra contractual damages, other than statutory damages. In such situations, the REINSURER and the CEDING COMPANY shall share such damages so assessed, in equitable proportions. For the purposes of this provision, the following definitions will apply:

       - "PUNITIVE DAMAGES" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute

       - STATUTORY PENALTIES" are those amounts awarded as a penalty, but fixed in amount by statute

       - COMPENSATORY DAMAGES" are those amounts awarded to compensate for the actual damages sustained and are not awarded as a penalty, nor fixed in amount by statute.




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                       Article VII - Settlement of Claims
                                   (continued)


       If the REINSURER declines to be party to the contest, compromise, or litigation of a claim, it will pay its full share of the amount reinsured, as if there had been no contest, compromise, or litigation, and its proportionate share of covered expenses incurred to the date it notifies the CEDING COMPANY it declines to be a party.

F. In no event will the REINSURER be liable for expenses incurred in connection with a dispute or contest arising out of conflicting or any other claims of entitlement to policy proceeds or benefits provided the REINSURER makes payment of the amount of reinsurance to the CEDING COMPANY, as described in the above paragraph.






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                                  Article VIII
                               Reinsurance Credit

A. It is the intention of both the REINSURER and the CEDING COMPANY that the CEDING COMPANY qualify for reinsurance reserve credit in all States for reinsurance ceded hereunder. The REINSURER, at its sole cost and expense, shall do all that is necessary to comply with the insurance laws and regulations of all States in order to enable the CEDING COMPANY to take reserve credit for the reinsurance ceded hereunder, including delivery of any reports required thereunder.

B. In the event that the REINSURER loses authorization in any State in which is was authorized on the Effective Date of this Agreement, the REINSURER shall, within ninety (90) days of the date it loses authorization, take any necessary actions (e.g., obtain a Letter of Credit), at its sole cost and expense, to insure that the CEDING COMPANY continues to qualify for reinsurance reserve credit as described in Paragraph A, above.

C. Should the REINSURER fail to take the actions described in Paragraphs A and B of this Article, and if for this reason, and this reason alone, the CEDING COMPANY ceases to qualify for reinsurance reserve credit as described herein, then the CEDING COMPANY has the right immediately to terminate this Agreement for new business and to recapture all the reinsurance in force, without a recapture fee. The CEDING COMPANY shall provide written notification to the REINSURER of its intent to terminate the Agreement and recapture the reinsurance as of the effective date of the notice. Thereafter the REINSURER's liability hereunder ceases.





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                                   Article IX
                              Recapture Privileges


The CEDING COMPANY may recapture existing reinsurance in force in accordance with the following rules:

A. The CED1NG COMPANY will notify the REINSURER of its intent to recapture at least ninety (90) days prior to any recaptures.

B. No recapture will be made unless reinsurance has been in force for fifteen (15) years.

C. Recapture will only be available provided the total carry-forward is in a positive position. The total carry- forward is defined as the sum of the carry-forwards of this Agreement and the complementary GMIB Agreement, if any, that reinsures the same related contracts.

D. The carry-forward for each Agreement is defined as the current period's reinsurance premium, minus the current period's reinsurance claims paid under this Agreement, minus a two-and-one-half (2.5) basis point annual expense allowance applied against the average aggregate Account Value, minus the change in treaty reserves, plus last period's loss carry-forward. The carry-forward amount is accumulated at the ninety (90) day Federal Government Treasury Bill rate as published in the Wall Street Journal on the first business day of the current period plus two percent (20%).

E. Upon election, recapture shall occur ratably over a thirty-six (36) month period (i.e., every month the initial quota-share percentage reduces 2.78% times the initial quota-share percentage). It is irrevocable once elected.

F. It is the responsibility of the CEDING COMPANY to determine the carry-forward, based on the method described above.

G. In addition to the right to recapture existing reinsurance in force as described under this Article, the CEDING COMPANY may recapture in accordance with the terms of Article VIII and Article XI hereof.






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                                    Article X
                              Inspection of Records

A. The REINSURER, or its duly appointed representatives, shall have the right at all reasonable times and for any reasonable purpose to inspect at the office of the CEDING COMPANY all records referring to reinsurance ceded to the REINSURER.

C. Relating to the business reinsured hereunder, the CEDING COMPANY or its duly appointed representatives shall have the right at all reasonable times and for any reasonable purpose, to inspect at the office of the REINSURER all records referring to reinsurance ceded from the CEDING COMPANY.






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                                   Article XI
                                   Insolvency

A. In the event of the insolvency of the CEDING COMPANY, all reinsurance will be payable on the basis of the liability of the CEDING COMPANY on the policies reinsured directly to the CEDING COMPANY or its liquidator, receiver or statutory successor without diminution because of the insolvency of the CEDING COMPANY.

B. In the event of insolvency of the CEDING COMPANY, the liquidator, receiver or statutory successor will, within a reasonable time after the claims is filed in the insolvency proceeding, give written notice to the REINSURER of all pending claims against the CEDING COMPANY or any policies reinsured. While a claim is pending, the REINSURER may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses which it may deem available to the CEDING COMPANY or its liquidator, receiver or statutory successor. The expenses incurred by the REINSURER will be chargeable, subject to court approval, against the CEDING COMPANY as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the CEDING COMPANY solely as a result of the defense undertaken by the REINSURER. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expenses will be apportioned in accordance with the terms of the Reinsurance Agreement as though such expense had been incurred by the CEDING COMPANY.

C. Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either the REINSURER or CEDING COMPANY with respect to this Agreement are deemed mutual debts or credits, as the case may be, and will be offset, and any the balance will be allowed or paid. However, in the event of liquidation, the REINSURER may offset against undisputed amount which are due and payable to the CEDING COMPANY, only those undisputed amounts due the REINSURER which are not more than one-hundred-eighty (180) days past due at the date of the court order of liquidation.

D. In the event of insolvency of the REINSURER, the CEDING COMPANY may elect to recapture immediately all reinsured benefits upon written notice to the REINSURER, its liquidator, receiver or statutory successor. The CEDING COMPANY shall also have a claim on the REINSURER for any reinsurance credit amounts including reserves, unearned premiums and other amounts due the CEDING COMPANY on such reinsurance, at the date of recapture. If the CEDING COMPANY does not elect to recapture such reinsurance, the liability of the REINSURER shall not terminate, but shall continue with respect to the reinsurance ceded to the REINSURER and the CEDING COMPANY shall have a security interest in any and all sums held by or under deposit in the name of the REINSURER.





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                                   Article XII
                                   Negotiation


A. Within ten (10) days after one of the parties has given the other the first written notification of a specific dispute, each party will appoint a designated officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as early as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

B. If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the parties will agree to submit the dispute to formal arbitration. However, the parties may agree in writing to extend the negotiation period for an additional thirty (30) days.





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                                  Article XIII
                                   Arbitration

A. It is the intention of the CEDING COMPANY and the REINSURER that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all things with the highest good faith. If after the negotiation required by Article XII, the REINSURER and the CEDING COMPANY cannot mutually resolve a dispute that arises out of or relates to this Agreement, the dispute will be decided through arbitration. The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law. There will be no appeal of their decision, and any court having jurisdiction of the subject matter and the parties, may reduce that decision to judgement.

B. To initiate arbitration, either the REINSURER or the CEDING COMPANY will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within ten
       (10) days of its receipt.

C. There will be three arbitrators who will be current or former officers of life insurance companies other than the contracting companies or affiliates thereof. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within thirty
       (30) days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within thirty (30) days of their appointment, then the appointment of said arbitrator will be left to the President of the American Arbitration Association. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by majority of votes.

D. It is agreed that each of the three arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis described in Section A of this Article.

E. The arbitration hearing will be held on the date fixed by the arbitrators in New York City. In no even will this date be later than (3) months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish pre-arbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party will provide the other party and the arbitrators with a detailed statement of the facts and arguments they will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they will give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. Each party may examine any witnesses who testify at the arbitration hearing.

F. The cost of arbitration will be divided between the parties, unless the arbitrators decide otherwise.




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                                   Article XIV
                          Right to Offset Balances Due

The CEDING COMPANY and the REINSURER shall have, and may exercise at any time, the right to offset any balance or balances due one party to the other, its successors or assignees, against balances due to the other party under this Agreement or under any other Agreements or Contracts previously or subsequently entered into between the CEDING COMPANY and the REINSURER. This right of offset shall not be affected or diminished because of the insolvency of either party of this Agreement.







                                       17
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                                   Article XV
                          Contract and Program Changes.


A. The CEDING COMPANY may amend, substitute, add or delete variable investment funds to the investment options supporting the annuity contract as described in the contract general provisions. No such change will be made by the CEDING COMPANY without prior notification to the REINSURER and without the prior approval of the Securities and Exchange Commission, if necessary. The CEDING COMPANY agrees to maintain at all times a satisfactory selection of core investment options with characteristics similar to those listed in Schedule B.

B. The CEDING COMPANY shall also give the REINSURER advance notice of any other changes to its annuity product design and/or death benefit design, its fees and charges, its distribution systems and/or methods, or the addition of any riders to any contract forms reinsured hereunder.

C. Should any such change as stated above result in a material change in the underlying risk, the REINSURER shall have the right to modify, for that product line only, any of the terms of this Agreement in order to restore the REINSURER to its original position. For the purposes of this Agreement, material is understood to mean a substantial variance from either the original pricing profile or the past experience on this account, that is expected to be permanent or long-lasting.

D. The CEDING COMPANY agrees to provide the REINSURER with all contractholder communications as though the CEDING COMPANY were a contractholder in the State of Delaware.






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                                   Article XVI
                                 Confidentiality

A. This Agreement incorporates the confidentiality agreement previously agreed to between the parties on October 26, 1998 (Exhibit IV). All matters with respect to this Agreement require the utmost good faith of both parties. Both the CEDING COMPANY and the REINSURER shall hold confidential and not disclose or make competitive use of any shared proprietary information unless otherwise agreed to in writing, or unless the information otherwise becomes publicly available, or the disclosure of which is required for retrocession purposes, or has been mandated by law, or is duly required by external auditors.

B. The REINSURER will treat all information received by the CEDING COMPANY as confidential information and will use good faith efforts to keep such information private and secure. The REINSURER will abide, where appropriate, by "Citigroup's Global Privacy Promise" which is attached in
       Exhibit IV-1. However, the CEDING COMPANY must recognize that, while doing so, the REINSURER needs to share certain information with Auditors, Regulators and Retrocessionaires in the normal course of conducting business.






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                                  Article XVII
                                  Miscellaneous

A. This Agreement shall constitute the entire Agreement between the parties with respect to business reinsured hereunder. There is no understanding between the parties other than as expressed in this Agreement and any change or modification of this Agreement shall be null and void unless made by Amendment to the Agreement and signed by both parties.

B. Any notice or communication given pursuant to this Reinsurance Agreement must be in writing and 1) delivered personally, 2) sent by facsimile or other similar transmission to a number specified in writing by the recipient, 3) delivered by overnight express, or 4) sent by Registered or Certified Mail, Postage Prepaid, Return Receipt Requested, as follows:

       If to the CEDING COMPANY          Travelers Life and Annuity Company
                                         One Tower Square
                                         Hartford, CT 06183
                                         Attn: Paul Weissman

       If to the REINSURER:              [     ] Life Reinsurance Company
                                         [ ADDRESS]

All notices and other communications required or permitted under this Reinsurance Agreement that are addressed as provided in this Section will 1) if delivered personally or by overnight express, be deemed given up delivery; 2) if delivered by facsimile transmission or other similar transmission, be deemed given when electronically confirmed, and 3) if sent by Registered or Certified mail, be deemed given when marked Postage Prepaid by the sender's terminal. Any party from time-to-time may change its address, but no such notice of change will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

C. This Agreement shall be binding to the parties and their respective successors and permitted assignees. Neither party shall have the right to assign or transfer any portion of the rights, duties and obligations of the other party under the terms and conditions of this Agreement without the prior written approval of the other party, except as provided in article XI,D.

D. This Agreement is an indemnity reinsurance agreement solely between the CEDING COMPANY and the REINSURER. The acceptance of reinsurance hereunder shall not create any right or legal relation whatever between the REINSURER and the annuitant, owner, beneficiary or any other party under any contracts of the CEDING COMPANY which may be reinsured hereunder, the CEDING COMPANY shall be and remain solely liable to such parties under such contracts reinsured hereunder.

E.     All financial transactions under this Agreement shall be made in U.S.
       dollars.

                                  Article XVIII
                                  Severability


If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

                                   Article XIX
                                     DAC Tax
               Treasury Regulation Section 1.848-2(g)(8) Election


The CEDING COMPANY and the REINSURER hereby agree to the following pursuant to the Section 1.848-2(g)(8) of the Income Tax Regulations issued December 29, 1992, under Section 848 of the Internal Revenue Code 1986, as amended. This election shall be effective for 1993 and all subsequent taxable years for which this Agreement remains in effect.

A. The term "party" will refer to either the CEDING COMPANY or the REINSURER as appropriate.

B. The terms used in this Article are defined by reference to Treasury Regulations Section 1.848-2 in effect as of December 29, 1992.

C. The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisitions expenses with respect to this Agreement without regard to the general deduction limitation of IRC Section 848(c)(1).

D. Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The parties also agree to exchange information, which may be otherwise required by the IRS.

E. The CEDING COMPANY will submit to the REINSURER by April 1st of each year, a schedule of its calculation of the net consideration for the preceding calendar year. This schedule will be accompanied by a statement signed by an officer of the CEDING COMPANY stating that the CEDING COMPANY will report such net consideration in its tax return for the preceding calendar year.

F. The REINSURER may contest such calculation by providing an alternate calculation to the CEDING COMPANY in writing within thirty (30) days of the RENSURER'S receipt of the CEDING COMPANY'S calculation. If the REINSURER does not notify the CEDING COMPANY, the REINSURER will report the net consideration as determined by the CEDING COMPANY in the REINSURER'S tax return for the previous calendar year.

G. If the REINSURER contests the CEDING COMPANY'S calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the REINSURER submits its alternate calculation. If the REINSURER and CEDING COMPANY reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

                                   Article XX
                              Duration of Agreement


A. This Agreement shall be unlimited as to its duration but may be reduced or terminated as provided in this Article, below.

B. This Agreement shall be open for new business for a minimum of two (2) years as measured from the Effective Date of this Agreement subject to a limit of three-billion dollars ($3,000,000,000) of total new considerations to the CEDING COMPANY divided by the quota-share percentage as described in Schedule A. Any time on or after the second anniversary of this Agreement, and upon one-hundred-eighty (180) days' written notice, or anytime on or after attainment of three-billion dollars ($3,000,000,000) of total new deposits, either the CEDING COMPANY or the REINSURER may cancel this Agreement for new business unilaterally or amend the terms of reinsurance for new business by mutual agreement. The facility may be renewed thereafter, subject to mutually accepted terms

C. The terms of this Agreement may be altered due to the actual insolvency (either party is in the liquidation process) of the REINSURER or the CEDING COMPANY.

                                   Article XXI
                             Execution of Agreement


This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof signed by less than both, but together signed by both of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives as of November 1, 1999.

TRAVELERS INSURANCE COMPANY
TRAVELERS LIFE AND ANNUITY COMPANY

By:    /s/ Paul Weissman             Date:  March 9, 2001
       2nd VP & Actuary

Attest:

[     ] LIFE INSURANCE COMPANY (now known as [     ] LIFE REINSURANCE COMPANY
as of September 14, 2000)

By:     /s/ [    ], Senior Vice President              Date:    March 1, 2001

By:     /s/ [    ], Vice President                     Date:    March 1, 2001

Attest: /s/ [    ], Assistant Vice President

                   ADDENDUM TO BROKER/DEALER SELLING AGREEMENT


The Broker-Dealer Selling Agreement that you ("Broker Dealer") have with The Travelers Insurance Company, The Travelers Life and Annuity Company (collectively the "Insurance Companies") and Travelers Distribution LLC ("Underwriter") is hereby amended by Insurance Companies and Underwriter, effective January 20, 2003. Any submission of an application for an Insurance Contract by Broker-Dealer following its receipt of this amendment shall operate to ratify acceptance of this Amendment.

1. The following provisions are hereby added to your Broker-Dealer Selling Agreement. In the event of any conflict between the following provisions and any provision in your current Broker-Dealer Selling Agreement, the following provisions shall control:

                         USE OF CONFIDENTIAL INFORMATION

The parties to this Agreement agree to safeguard customer information, including that which is provided during the application and underwriting process by Contract Owners. Specifically, the parties understand that the Insurance Companies provide a "Privacy Notice" substantially in the form provided to Broker/Dealer from time to time as may be required by applicable law. The parties agree to cooperate with each other to comply with the terms of this Privacy Notice. The Broker/Dealer, Insurance Companies and Underwriter each represent that they shall not use consumers' or customers' non-public personal information in any way not anticipated under this Agreement, or in any way not permitted under applicable state and/or federal statutes or regulations or the rules of any self-regulatory organization having jurisdiction over the parties.

                                  COMPENSATION

Compensation payable to Broker/Dealer on sales of the Insurance Contracts sold by Registered Representatives will be paid to Broker/Dealer or, as necessary to meet any legal requirements, to Selling Entities in accordance with the Compensation Schedule(s) set forth on the Schedule Pages. Such Schedule Pages may be amended from time to time and compensation will be paid in accordance with the Compensation Schedule in effect at the time the premium payments are received by the applicable Insurance Company (in the case of annuities) or in effect as of the contract date (in the case of life insurance). The Insurance Companies reserve the privilege of amending the Compensation Schedules set forth in the Schedule Pages at any time with prior written notice to Broker/Dealer. Submission of applications for Insurance Contracts following receipt of such notice shall operate to ratify acceptance of such amendment.

                              ANTI-MONEY LAUNDERING

         Broker-Dealer acknowledges that certain provisions of the USA PATRIOT Act, and all applicable implementing regulations promulgated by either the Secretary of the United States Treasury or the Securities and Exchange Commission are applicable to it, including but not limited to:
         (a) The development and implementation of an anti-money laundering program; (b) "Know Your Customer" and "source of funds" identification and verification procedures in compliance with implementing regulations promulgated pursuant the USA PATRIOT Act; (c) Financial transaction monitoring/surveillance procedures to determine whether any client is engaging in suspicious activities that should be reported to the United States Treasury Department's Financial Crimes Enforcement Network office; and (d) A protocol to facilitate appropriate federal regulatory examiners obtaining information and records regarding your anti-money laundering program and to conduct inspections for purposes of the program.

         Broker-Dealer agrees to not sell any product issued by Insurance Companies to: (1) any investor listed on the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") list of prohibited persons, entities, and countries, and for which any Insurance Companies' transactions with such investor are prohibited under the various economic sanctions laws and regulations administered by OFAC, or (2) a foreign shell bank. A foreign shell bank is defined as a bank that (a) does not maintain a physical presence, in any jurisdiction; and (b) is not (i) an affiliate of a bank that maintains a physical presence, and
         (ii) subject to regulation by the governmental authority that regulates the non-shell bank affiliate.

         Broker-Dealer and Insurance Companies each agree to cooperate and share information with one another pursuant to Section 314 of the USA PATRIOT Act so as to enable each of us to reasonably assess customer activity and determine whether that activity is suspicious and warrants reporting to the Treasury Department. We all agree to cooperate and share information with one another pursuant to Section 312 and 313 of the USA PATRIOT Act so as to enable each of us to conduct enhanced due diligence monitoring of customer activity involving any customer identified as a senior foreign political figure or maintaining a residence in a jurisdictions deemed non-cooperative in the fight against international money laundering by the Financial Action Task Force.


2. The Compensation Schedules set forth in the Schedule Pages to your Broker-Dealer Selling Agreement are hereby amended and restated in their entirety as set forth in the Schedule Pages attached hereto, effective January 20, 2003.

3. Your existing Broker-Dealer Selling Agreement, as amended by this Addendum, constitutes the entire agreement between Broker-Dealer, Insurance Companies and Underwriter with respect to the subject matter therein and herein.


         THE TRAVELERS LIFE INSURANCE COMPANY
         THE TRAVELERS LIFE AND ANNUITY COMPANY

By:
         --------------------------------------------

Title:
         --------------------------------------------

Date:
         --------------------------------------------



         TRAVELERS DISTRIBUTION LLC

By:
         --------------------------------------------

Title:
         --------------------------------------------

Date:
         --------------------------------------------